June 14, 2022

ArentFox Schiff LLP 901 K Street NW Suite 700 Washington, DC 20006 ____________________ 202.857.6000 MAIN 202.857.6395 FAX ____________________ afslaw.com

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Elite Education Group International Ltd.
Registration Statement on Form F-3
Filed May 9, 2022
File No. 333-264807

Ladies and Gentlemen:

This letter is being submitted on behalf of Elite Education Group International Ltd. (the “Company”) in response to the comment letter, dated June 2, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 filed on May 9, 2022 (the “Registration Statement”).

For your convenience, we have repeated the comment prior to the response in italics.

Registration Statement on Form F-3 Filed May 9, 2022

General

1.	We note your disclosure in the "Geographic Scope of Our Operations" section on page 2, which states that during the fiscal year ending September 30, 2021, all of your customers were Chinese residents. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 available on our website at https://www.sec.gov/corpfin/sample-letter-china-basedcompanies.

Response: The Company notes the Staff’s comment and, as described below, respectfully submits that the Company is not a “China-Based company” as contemplated by the Division of Corporation Finance’s Sample Letter to China-Based Companies (the “Sample Letter”), and, consequently, that the concerns raised in the Sample Letter are not applicable to the Company.

In light of the foregoing, the Company respectfully requests that the Staff consider the Company’s points set forth below before imposing disclosure requirements of the Sample Letter on the Company.

The Company respectfully submits that the definitions set forth in Sample Letter are critically important and, perhaps even dispositive, of the matter. Namely, the Sample Letter defines “China-based issuers” as “companies based in or with the majority of their operations in China”, thus limiting the scope of the Sample Letter’s application to companies that (i) are based in China, or (ii) have a majority of their operations in China. [emphasis added]. As the Company argues below, it falls under neither prong of this definition.

(i)	The Company is not based in China. The Company submits that it is not “based in China” because virtually every key metric defining the Company’s operations places the Company and its operations outside China:
•	All key decision-making processes and infrastructure have been and will be outside of China, and mainly in the U.S. or Canada.
•	The Company’s corporate headquarters, which are owned by the Company, are located in Middletown, Ohio.
•	Of the Company’s 5-member board of directors, 4 of the members are located in Canada or the United States, with only Mr. Jianbo Zhang (who also serves as the Company’s CEO) located in China.
•	Mr. Zhenyu Wu, the Company’s CFO and a board member resides in Canada, and spends significant time at the Company’s Ohio offices.

(ii)	The Company does not have its majority operations in China. The Company’s core business is to facilitate study abroad and post-study services for students in the United States, Canada and the United Kingdom. Although historically the target market for the Company’s services has been students located in China, the Company’s business model has not and is not limited to this market.

Given the nature of the Company’s business, its operating activity are structured around and geared towards where the higher learning institutions and prospective students are. In other words, the Company views its primary operating activity as being located at the colleges and universities at which it places its students. Currently, the Company’s recruitment activities are occurring at:

•	the regional campuses in Ohio of Miami University of Ohio;
•	Davis College located in Toledo, Ohio;
•	EduGlobal College in Vancouver, Canada;
•	University of the West of Scotland in the United Kingdom; and
•	Coventry University in the United Kingdom.

Furthermore, 100% of the Company’s revenue is remitted in U.S. dollars, and all the bank accounts owned by the Company are located in Ohio.

In connection with its activities with the regional campuses of Miami University of Ohio, the Company also manages and operates apartment facilities and catering services for students. These activities involve the Company owning, leasing, maintaining, and operating residential apartment buildings in Ohio. The Company is also responsible for maintaining food services for its students, as well as day-to-day academic services, in both Hamilton and Middletown, Ohio.

The Company’s operations in the United States also include its acquisition of Ameri-Can Education Group Corporation (AEGC), which has the rights to the ownership of the 164-year-old Davis College located in Toledo, Ohio. The Company is actively engaging in the administration of Davis College and its curriculum offerings, and is investing US$2.5 million in the operations of AEGC and Davis College. The Company’s Canadian operations include its acquisition of 80% of the equity of EduGlobal College, located in Vancouver, Canada. The Company is investing CAD$3.0 million in the operations of EduGlobal College over the next two years, and is actively overseeing these operations.

Although it is true that the Company has historically marketed and sourced its students in China, it has publicly stated that it is seeking to diversity its marketing efforts into other Asian markets. For instance, while the Company does rent office space in Beijing, it does so to accommodate for the location of prospective and current students that are currently utilizing the Company’s services and is partially used for promotional and marketing events. Moreover, by means of and through its two newly-acquired entities, the Company is internationalizing its operations and expanding its businesses to other countries through partner institutions and recruiting agents in various countries, as noted above. However, the Company respectfully submits that the fact that an issuer targets the Chinese market for its goods and services should not determine whether the issuer is “China-based,” particularly when the goods and services being provided are almost exclusively being provided outside of China. As stated above, the Company’s operations are heavily located in the United States and Canada, and the services being offered to its students are being offered in the United States, Canada and the United Kingdom.

For the above reasons, the Company respectfully submits that the Company is not a “China-Based company” as contemplated by the Sample Letter, and, as such, the concerns raised in the Sample Letter are not present with the Company.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc: Zhenyu Wu, CFO